中策集團有限公司
China Strategic Holdings Limited

龍觀塘鴻圖道51號保華企業中心8樓
'aul Y. Centre, 51 Hung To Rd.,
Tong, Kowloon, Hong Kong.
Tel : (852) 2372 0130
Fax : (852) 2537 6591

04035480

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

5th July, 2004

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the Announcement dated 8th June, 2004 in relation to the results of China Enterprises Limited for the year ended December 31, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of the document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

JC/DT/CSH04

RECEIVED
2004 JUL 14 A 10:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

dlw 7/14

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)
(Stock Code: 235)

ANNOUNCEMENT OF RESULTS OF CHINA ENTERPRISES LIMITED FOR THE YEAR ENDED DECEMBER 31, 2003

China Enterprises, a non-wholly owned subsidiary of the Company, has announced its audited consolidated results for the year ended December 31, 2003. The audited financial statements of China Enterprises are set out below.

The Directors announce the audited consolidated results of China Enterprises for the year ended December 31, 2003 which has been announced by China Enterprises on June 8, 2004, in US. The audited financial statements for the year ended December 31, 2003 are prepared in accordance with auditing standards and accounting principles generally accepted in US.

RESULTS

The audited consolidated results of China Enterprises and its subsidiaries for the years ended December 31, 2003 and 2002 are as follows:

	Year ended December 31, 2003 *Rmb'000*	2002 *Rmb'000*
Revenues	**2,808,369**	2,610,076
Cost of revenues	**(2,502,413)**	(2,250,785)
Gross profit	**305,956**	359,291
Operating expenses	**(205,210)**	(187,195)
Operating income	**100,746**	172,096
Non-operating expenses	**(143,364)**	(148,241)
(Loss) profit from continuing operations before income taxes and minority interests	**(42,618)**	23,855
Provision for income taxes	**(10,592)**	(17,697)
Minority interests	**(46,340)**	(69,101)
Loss from continuing operations	**(99,550)**	(62,943)
Loss from discontinued operations	**(7,760)**	(199,838)
Net loss	**(107,310)**	(262,781)

BALANCE SHEET HIGHLIGHTS

The consolidated balance sheet of China Enterprises and its subsidiaries shows the followings:

	Year ended December 31, 2003 *Rmb'000*	2002 *Rmb'000*
Current assets	**118,386**	1,872,101
Non-current assets	**348,511**	1,008,579
Total assets	**466,897**	2,880,680
Current liabilities	**(36,841)**	(1,830,763)
Non-current liabilities	**—**	(88,879)
Net assets	**430,056**	961,038
Contributed equity	**770**	770
Reserves and accumulated losses	**429,286**	960,268
	430,056	961,038

As at the date of this announcement, the Board comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

DEFINITIONS

"Board"	means the board of Directors
"China Enterprises"	means China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are traded on the OTC Bulletin Board in US and is owned as to approximately 55.2% effective equity interest and approximately 88.8% effective voting interest by the Company
"Company"	means China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability which shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited
"Directors"	means the directors of the Company
"Rmb"	means Renminbi, the lawful currency of the People's Republic of China
"US"	means The United States of Amercia

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, June 8, 2004